October 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobileye Global Inc.
Registration Statement on Form S-1 (File No. 333-267685)

Attn:	Rebekah Lindsey
Kathleen Collins
Lauren Pierce
Jan Woo

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Act”), we wish to advise that between October 18, 2022, and the date hereof, approximately 6,042 copies of the Preliminary Prospectus, dated October 18, 2022, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on October 25, 2022, or as soon thereafter as practicable, or at such other time as the Registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC

As Representatives of the Several Prospective Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William D. Connolly III
Name: William D. Connolly III
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]